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VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Alan Campbell

Joshua Gorsky

Mary Mast

Sasha Parikh

Re:	ODDITY Tech Ltd. Amendment No. 8 to Draft Registration Statement on Form F-1

Submitted June 8, 2023

CIK No. 0001907085

Ladies and Gentlemen:

On behalf of our client, ODDITY Tech Ltd. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated June 22, 2023 (the “Comment Letter”), regarding the Company’s Amendment No. 8 to Draft Registration Statement on Form F-1, as submitted to the Staff on June 8, 2023.

Concurrently with this letter, the Company is filing a Registration Statement on Form F-1 (the “Registration Statement”), which has been revised to reflect the Company’s responses to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

June 23, 2023

Recent Developments

Estimated Selected Preliminary Results for the Three Months Ended June 30, 2023 (unaudited), page 8

1.	With regard to the reconciliation for the three months ended June 30, 2023 of estimated Operating Income to Adjusted EBITDA, please address the following:

•	Tell us why it is appropriate to adjust for Taxes on income as that amount is not included in either Operating income or Adjusted EBITDA.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Registration Statement.

•	The reconciliation to Adjusted EBITDA should be from the most directly comparable GAAP measure, which appears to be Net Income. If you are unable to estimate Net Income, please tell us why the terminology "Adjusted EBITDA" is consistent with the Non-GAAP C&DI Question 100.05.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Registration Statement.

Management’s Discussion and Analysis

Non-GAAP Financial Measures, page 92

2.	We read your response and revised disclosures to our previous comment 1 and continue to believe that the non-GAAP adjustment for the founders' incentive plan is inconsistent with the guidance under Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation as it is a recurring (i.e. over multiple periods) cash expense related to growing your business as a result of such incentive bonuses being provided due to the revenues generated from Spoiled Child. As such, please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9, 18, and 93 of the Registration Statement.

Founder Option Agreements, page 163

3.	Please revise your disclosure here to clarify whether each of Mr. Holtzman and Ms. Holtzman-Erel will be granted option awards for 257,188 Class A ordinary shares or whether both Mr. Holtzman and Ms. Holtzman-Erel will be granted option awards for a total of 257,188 Class A ordinary shares to be divided between them. Please also disclose the exercise price of the option awards.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 162 of the Registration Statement.

Notes to Consolidated Financial Statements for the Three Months Ended March 31, 2023

Note 11: Subsequent Events, page F-45

4.	Please disclose the anticipated accounting treatment for the acquisition of Revela Inc.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-46 of the Registration Statement.

* * *

June 23, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1320 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc Jaffe

Marc Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)

Oran Holtzman, Chief Executive Officer, ODDITY Tech Ltd.

Lindsay Drucker Mann, Chief Financial Officer, ODDITY Tech Ltd.

Jonathan Truppman, Esq., Chief Legal Officer, ODDITY Tech Ltd.

Ian Schuman, Esq., Latham & Watkins LLP

Alison Haggerty, Esq., Latham & Watkins LLP

Michael Kaplan, Esq., Davis Polk & Wardwell LLP

Roshni Banker Cariello, Esq., Davis Polk & Wardwell LLP